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January 17, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Juan Grana

Margaret Sawicki

Al Pavot

Terence O’Brien

Re:	Kestra Medical Technologies, Ltd.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted on December 11, 2024

CIK No. 0001877184

Ladies and Gentlemen:

This letter sets forth the responses of Kestra Medical Technologies, Ltd. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated January 7, 2025, with respect to the above-referenced Amendment No. 2 to Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company also notes that it is concurrently confidentially submitting an amendment to the Registration Statement (the “Amended Registration Statement”) with this letter.

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary

Our Market Opportunity, page 4

1.

Staff’s Comment: We note your disclosure here and elsewhere that “[you] estimate there are approximately 1.8 million indicated patients with low LVEF in select international markets, representing an approximately $14 billion total annual market opportunity outside the U.S.” Please revise to explain how you estimated that there are approximately 1.8 million low LVEF indicated patients in select international markets, disclose these select international markets, and discuss the assumptions underlying the total annual market opportunity outside the U.S. Please also revise to clarify, if true, that you do not currently have any regulatory approvals to commercialize your products outside of the U.S. We also note your statement on page 2: “In the U.S., we estimate that approximately 850,000 cardiac patients each year may be eligible for WCD therapy, representing a $10 billion annual addressable market based on current Medicare reimbursement rates and our average WCD wear prescription lengths.” Please revise to clarify why your addressable market in the U.S. is based on patients eligible for WCD therapy whereas your addressable international market is based on patients with low LVEF. Define the criteria you are using for determining a patient is eligible for WCD therapy and clarify whether all patients with low LVEF would be eligible for WCD therapy.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 2, 5, 120, 123, 127 and 128 to 129 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

January 17, 2025

If we do not obtain international regulatory registrations, clearances, certifications or approvals for our products, we will be unable…, page 71

2.

Staff’s Comment: We note your disclosure that “[you] are currently pursuing a CE Mark for [y]our ASSURE WCD, which is the regulatory approval required to market medical devices in Europe.” Please disclose whether you have submitted an application for the CE Mark.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that as of the date of the Amended Registration Statement, the Company has not submitted an application for a CE Mark. The Company has revised the disclosure on pages 5, 73, 127, 129 and 140 of the Amended Registration Statement to reflect this.

Use of Proceeds, page 90

3.

Staff’s Comment: We note that you intend to use the net proceeds from the offering to “finance the continued commercialization of [y]our ASSURE WCD, the further build out of [y]our sales and marketing infrastructure, future clinical trials and [y]our continued product development and research and development activities, as well as for working capital and general corporate purposes.” Please revise to elaborate further on each of these uses.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 15, 81 and 92 of the Amended Registration Statement to further elaborate on its intended uses of the net proceeds from the offering and to identify where the Company anticipates a majority of the net proceeds from the offering will be used.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 100

4.	Staff’s Comment: Please expand your disclosure to clearly describe the extent to which the sales variance was impacted by each causal factor. See Item 303(b)(2)(iii) of Regulation S- K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 102, 104 and 106 of the Amended Registration Statement in response to the Staff’s comment to describe the extent to which each material factor contributed to changes in revenue.

Results of Operations, page 101

5.

Staff’s Comment: We note your disclosure that “[t]he increase in gross margin was primarily due to growth in [y]our revenue due to the increased number of patients using [y]our product and improved collection efforts, as well as savings generated from volume purchases of reusable and disposable components and continued focus on manufacturing process improvements within cost of revenues.” Please revise to discuss these improved collection efforts and manufacturing process improvements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 103, 105 and 106 to 107 of the Amended Registration Statement in response to the Staff’s comment to discuss factors driving improvements in our collection efforts and manufacturing process.

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

January 17, 2025

Critical Accounting Policies, page 105

6.

Staff’s Comment: Given the significance of your medical rental equipment asset on page F-16, please provide a policy disclosure that clearly explains the material risks that impact the valuation of this asset. Specifically, disclose whether a physical inventory count is performed, the frequency thereof, and whether such counts have ever resulted in any material adjustments to your financial statements. Given the risk factor on page 30, please describe the extent to which these assets have historically been written-off when the corresponding rental agreement is terminated — the materiality of such losses is not clear. Also, please disclose why the estimated useful lives of these assets range from 1.5 to 7 years.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 113 of the Amended Registration Statement in response to the Staff’s comment to provide a description of its property and equipment policy, including the components of medical rental equipment, and the Company’s policy for performing physical counts of medical rental equipment components. The Company establishes estimated useful lives for components of medical rental equipment based on the intended use of each component as established by the U.S. Food and Drug Administration (“FDA”). The largest component of medical rental equipment is therapy cables, which had a useful life extension from 2 years to 8 years as a result of an FDA approval. The Company also respectfully directs the Staff to the Company’s Consolidated Statements of Cash Flows, where the Company has disclosed losses on disposal of property and equipment which indicate the amounts related to medical rental equipment that have been historically written off.

Business

Our Growth Strategies, page 117

7.

Staff’s Comment: We note your disclosure that “[you] are expanding [y]our commercial organization, currently comprised of approximately 130 team members, including regional sales leaders, territory managers, associate sales representatives, and clinical care specialists” and “in the future, [you] intend to strategically commercialize in select international countries” and “anticipate Western Europe to be [y]our initial focus due to favorable market dynamics.” Please revise to further discuss your plans to expand internationally, including the timing for any such expansion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 5, 73 to 74, 127, 129 and 140 of the Amended Registration Statement in response to the Staff’s comment.

8.	Staff’s Comment Please disclose when the ASSURE wearable ECG was commercially launched and note the markets where it is currently being prescribed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on page 128 of the Amended Registration Statement in response to the Staff’s comment.

Our Clinical Results and Studies, page 127

9.

Staff’s Comment: Please revise to disclose the eligibility criteria for the subjects, and the mean age and gender breakdown of patients participating in the ACE-DETECT and ACE- CONVERT studies. Please also revise to provide additional detail regarding the ACE- PAS study, including whether there were any restrictions on patient eligibility, the gender breakdown of the patients, and how the false alarm rate and median daily usage figures were calculated.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 136 to 138 of the Amended Registration Statement in response to the Staff’s comment.

Intellectual Property, page 134

10.

Staff’s Comment: We note your disclosure that “[you] have rights to 220 issued U.S. and foreign patents and 137 pending published and unpublished U.S. and foreign patent applications.” Please disclose the jurisdiction of your foreign patents.

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

January 17, 2025

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 58 and 143 of the Amended Registration Statement in response to the Staff’s comment.

Underwriting

Reserved Shares, page 201

11.

Staff’s Comment: Please revise to disclose the process that prospective participants will follow to participate in the reserved shares program, the manner in which you will communicate with prospective participants about the program, when and how you will determine the allocation for the program, whether such allocation will change depending on the interest level of potential participants, and any other material features of the program. Disclose whether such shares will be subject to the lock-up agreement. We note the shares will be offered to “certain individuals associated with [you],” including “team members and business associates.” Revise to identify with more specificity the category of persons eligible to participate in the program.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on the cover page, and pages 16, 171 and 210 to 211 and the cover page of the Amended Registration Statement to address the process that prospective participants will follow to participate in the reserved shares program, the manner in which the Company will communicate with participants and determine the amount each will receive, when and how the Company will determine the allocation for the program, and whether such allocation will change depending on the interest level of potential participants, as well as other material features of the program. The Company has also revised its disclosure to indicate the scope of the common shares purchased in the reserved shares program that will be subject to the lock-up agreement, and to identify with more specificity the category of persons eligible to participate in the program.

Exhibits

12.	Staff’s Comment: Please revise to file the Director Agreement with Ms. Ladone and the agreement with Ms. Mishan, mentioned on page 160, as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the Exhibit Index on page II-4 of the Amended Registration Statement to include references to the Director Agreements with Ms. Ladone and Ms. Mishan, copies of which will be filed as exhibits when the Company makes a future submission of the Registration Statement.

General

13.	Staff’s Comment: We note your disclosure regarding the WCD market and your competitive position in the market, including:

“In our top 50 hospitals, we believe we have successfully captured approximately 45% of the currently available prescriptions;”

“In one study, patients with an LVEF of 30% or less were two times more likely to suffer from SCA compared to patients with an LVEF of more than 40%. Another study showed that the absolute risk of SCA is highest during the early period following a cardiac event, especially within the first 30 days;”

“As a result of these features, only 6% of our patients experience a false alarm, compared to 46% for the competitor’s device;”

“This rapid payor coverage adoption reflects payors’ desire for a second choice to the competitor product, our solution addressing an unmet need with a female- specific garment and the overall patient compliance benefits of the ASSURE WCD;”

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

January 17, 2025

“The LifeVest WCD only comes in one style, intended to fit both genders, which has been reported to cause significant discomfort, especially for women given many must wear a bra over the garment;”

“Commonly cited reasons for patients or providers failing to use the competitor device include high false alarm frequency, poor wearability and patient discomfort, a unisex-only garment, low utility data and limited connectivity with patients;” and

“We estimate that there are approximately 2,700 hospitals in the U.S. that actively prescribe WCDs as of November 30, 2024. We further estimate that approximately 80% of U.S. WCD prescription volume is generated by approximately 30% of these hospitals.”

Please revise to provide support for these statements and the other various statements that you make regarding your competitive position and the competitiveness of your products.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure on pages 1, 2, 4, 6, 119, 120, 121, 122, 123, 124, 130, 132, 135 and 139 to 140 of the Amended Registration Statement in response to the Staff’s comment.

The Company is also concurrently submitting to the Staff, on a confidential basis under separate cover, the “testing-the-waters” presentations that the Company presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). The “testing-the-waters” presentations were only made available for viewing by potential investors during the Company’s presentations in reliance on Section 5(d) of the Securities Act and no copies were retained by any potential investor. The Company has not presented any other written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act, and the Company has not authorized anyone to do so on its behalf. Pursuant to Rule 418 under the Securities Act, the materials supplementally provided shall not be deemed to be filed with, or part of, or included in, the Registration Statement.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Sophia Hudson, P.C. of Kirkland & Ellis LLP by telephone at (212) 446-4750 or by email at sophia.hudson@kirkland.com.

Sincerely,

/s/ Sophia Hudson
Sophia Hudson, P.C.

Via E-mail:

cc:	Brian Webster

Traci S. Umberger

Kestra Medical Technologies, Ltd.

Christie W.S. Mok

Kirkland & Ellis LLP

Ilir Mujalovic

Allen Overy Shearman Sterling US LLP